UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

AirSculpt Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

009496100
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009496100
1	NAMES OF REPORTING PERSONS. Thrivent Financial for Lutherans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,169,819(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,169,819 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,169,819 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%[2]
12	TYPE OF REPORTING PERSON (See Instructions) IC, IA

(1) Consists of 5,169,819 shares of Common Stock of the Issuer (the “Issuer Shares”) held indirectly by Thrivent White Rose Fund XI Equity Direct, L.P. (“White Rose”) through its approximate 45.5% ownership interest in EBS Aggregator Blocker Holdings, LLC (“EBS”).  Thrivent Financial for Lutherans is also the managing member of the general partner of White Rose, Thrivent White Rose GP XI, LLC, and the owner of approximately 99% of the limited partnership interests of White Rose.

Thrivent Financial for Lutherans is the investment adviser of White Rose, and in that capacity has been granted by White Rose shared authority to vote and dispose of White Rose’s ownership interest in EBS with Vesey Street Capital Partners, L.L.C., the Manager of EBS. Pursuant to a letter agreement dated October 27, 2021, as amended, among EBS, Vesey Street Capital Partners, L.L.C., affiliated entities, and White Rose, White Rose has the right to request at any time, all or a portion of its Issuer Shares held directly by EBS be released directly to White Rose within one (1) business day of such request.

(2) This percentage is calculated based on 56,172,447 shares of the Issuer’s Common Stock reported to be outstanding as of November 11, 2022 on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022.

Item 1.	(a) Name of Issuer: AirSculpt Technologies, Inc. (b) Address of Issuer’s Principal Executive Offices: c/o AirSculpt Technologies, Inc. 400 Alton Road, Unit TH-103M Miami Beach, Florida

Item 2.
(a)   Name of Person Filing:

Thrivent Financial for Lutherans

(b)   Address of Principal Business Office or, if None, Residence:

901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402

(c)   Citizenship:

Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

(d)   Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)   CUSIP Number:

009496100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☒ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 5,169,819(1)

(b)	Percent of Class: 9.2%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,169,819(1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,169,819(1)

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Thrivent Financial for Lutherans is the investment adviser of White Rose.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

_____________________________________

(1) See Note 1 on the cover page.

(2) See Note 2 on the cover page.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2023

Thrivent Financial for Lutherans

By: /s/ David S. Royal
Name: David S. Royal
Title: Executive Vice President, Chief Financial and Investment Officer